Loeb Holding Corporation
100 Wall Street
New York, NY 10005

November 29, 2016

Mr. Thomas G. Amato
on behalf of the Special Committee of Intersections Inc.
3901 Stonecroft Boulevard
 Chantilly, VA 20151

Dear Tom:

This letter hereby confirms that Loeb Holding Corporation has withdrawn its proposal made pursuant to its letter dated October 27, 2016 regarding a possible acquisition of Intersections Inc.'s Pet Health Monitoring segment.

Sincerely

/s/ Bruce L. Lev

Bruce L. Lev
Managing Director